correspondence

Ten Peachtree Place
Atlanta, GA 30309

404 584 4000  phone
www.aglresources.com

June 17, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: H. Christopher Owings, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:  Annual Report on Form 10-K for the Year Ended December 31, 2009
Filed on February 4, 2010, and related filings

        File No. 1-14174

Dear Mr. Owings:

This letter sets forth the response of AGL Resources Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 20, 2010 to our Chairman, President and Chief Executive Officer, John W. Somerhalder II.  The Company’s responses set forth below correspond to the comments as numbered in your letter.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and…, page 22

1.
In future filings, please expand your Overview section and your Executive Summary section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and Release No. 33-8350.  Please note the following examples, but realize that these are examples only and not an exhaustive list of the matters you should address:

•
Please discuss in greater detail your regulatory strategy, including your rate design proposals, which you state should provide stabilized revenues through decoupling, and your rate cases that include proposals for energy-efficiency programs, which you state should help customers lower the amount of gas used and conserve energy.  In this regard, please discuss also why you believe your regulatory strategy will stabilize revenues and conserve energy, how your regulatory proposals will impact you if they are enacted and if they are not enacted, and the steps you will take in response to each possibility.

•
Under the heading “Customer growth” on page 22, you state that you believe challenging economic times will continue through 2010 in all of the areas you serve.  Please discuss in greater detail the challenging economic times you believe will continue in future periods, the impact on you, and any steps you are taking to deal with this situation.

•
Please discuss in greater detail the targeted marketing programs you mention in the penultimate paragraph on page 22, the impact you believe these programs will have on you going forward, the impact you believe these programs will have on you if they are not successful, and any plans you have to deal with either possibility.

•
Under the heading “Capital market plan” on page 23, you state that “due to the significant changes in the credit markets,” you “expect that the costs of a renewed credit facility would increase and the duration to be less than the 5-year term under [y]our existing Credit Facility.”  Please discuss the significant changes in the credit markets to which you refer and the steps you are taking to deal with these changes, if any.

Response:

We acknowledge your comment and, in future filings, the Company will discuss within our Overview and Executive Summary sections known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues, or income, or result in liquidity decreasing or increasing in any material way and also will provide cross references to more detailed applicable disclosures in our Form 10-K. To the extent that our Overview and Executive Summary remain similar to our current disclosure, our future filings will include additional disclosures below as indicated with red underlined type.

Executive Summary

Regulatory strategy We continue to actively pursue a regulatory strategy that improves customer service and reduces the lag between our investments in infrastructure and the recovery of those investments through various rate mechanisms. Our regulatory planning also includes current rate design proposals by Elizabethtown Gas and Chattanooga Gas, as well as the potential for similar proposals in future rate case filings that should provide stabilized revenues through decoupling, or separating the recovery of fixed costs for providing service from the volumes of customer throughput. Our rate cases also include proposals for energy-efficiency programs that should help customers lower the amount of gas used and conserve energy. In traditional rate designs, our utilities’ recovery of a significant portion of their fixed customer service and pipeline infrastructure costs is tied to assumed natural gas volumes used by our customers. If our proposed decoupled rate designs are approved, we believe that separating the recoverable amount of these costs from the customer throughput volumes, or amounts of natural gas used by our customers, will allow us to encourage our customers’ energy conservation and will ensure a more stable recovery of our fixed costs, which also aligns the interests of our customers with those of our shareholders.

In 2009, Elizabethtown Gas received approval to increase its annual base rates or operating revenues by $3 million and adjust its depreciation rates, resulting in a reduction in its annual depreciation expense of approximately $5 million, for a net impact of approximately $8 million to EBIT. However, such approval from the New Jersey BPU did not address our proposed decoupling rate design but instead established a separate procedural schedule to consider our proposal.  Additionally, Chattanooga Gas has requested an annual increase to base rates or operating revenues of approximately $3 million, including a decoupled rate design. We expect to reach resolution on our proposed decoupling and energy-efficiency programs in 2010. If our rate design proposals are not approved, we will continue to work cooperatively with our regulators, legislators and others to create a framework that is conducive to our business goals and the interests of our customers and shareholders. For additional information on our regulatory strategy including a discussion of our current rate design proposals see Item 1, “Business” under the caption “Regulatory Planning”.

Capital projects We continue to focus aggressively on capital discipline and cost control, while moving ahead with projects and initiatives that we expect to have current and future benefits and provide an appropriate return on invested capital. In 2009, our infrastructure improvement programs were approved in Georgia and New Jersey. Additionally, the Magnolia pipeline project, completed in November 2009, allowing access to Elba Island LNG, should enable us to meet future demand for and diversify our supply of natural gas for Atlanta Gas Light customers. Our Hampton Roads Crossing pipeline project, with portions placed in service in December 2009 and the remainder in January 2010, provides additional infrastructure to accommodate growth to the Virginia Natural Gas distribution system. In addition, our Golden Triangle Storage project in Beaumont, Texas is on schedule and we expect the first cavern to be in operation in the second half of 2010.

Customer growth We continue to see challenging economic conditions in all of the areas we serve evidenced by high rates of unemployment and a depressed housing market with high inventories and significantly reduced new home construction.~~and,~~ As a result, we have experienced lower than expected customer growth in our distribution operations and retail energy operations segments throughout 2009, a trend we expect to continue through 2010.

For the year ended December 31, 2009, our distribution operations customer growth rate was (0.3)%, compared to 0.1% for 2008. The lower levels of customer growth are primarily a result of much slower growth in the residential housing markets throughout our service territories. This trend has been offset slightly by growth in the commercial customer segment in certain areas, primarily as a result of conversions to natural gas from other fuel sources as well as new product and service offerings.

Additionally, we expect these economic conditions will continue to impact our customers’ household incomes during the current winter heating season, driving the increased potential for lower operating revenues due to customer conservation and higher bad debt expense from customers’ inability to pay their natural gas bills. As a result, we continue to work with regulators and state agencies in each of our jurisdictions to educate customers throughout the year about energy costs in advance of the winter heating season, and to ensure that those customers who qualify receive support through various energy assistance programs.

We continue to mitigate these current economic conditions through our use of a variety of targeted marketing programs to attract new customers and to retain existing ones. These efforts include working to add residential customers, multifamily complexes and commercial customers who use natural gas for purposes other than space heating, as well as evaluating and launching new natural gas related programs, products and services to enhance customer growth, mitigate customer attrition and increase operating revenues. These programs generally emphasize natural gas as the fuel of choice for customers and seek to expand the use of natural gas through a variety of promotional activities. In addition, we partner with numerous third-party entities such as builders, realtors, plumbers, mechanical contractors, architects and engineers to market the benefits of natural gas appliances and to identify potential retention options early in the process for those customers who might consider converting to alternative fuels. We ~~also~~ use analytical predictive models to identify and target these customers who might consider switching from natural gas to other sources of energy in order to retain them as a customer.

We have seen a 4% decline in average customer count in Georgia at SouthStar for the year ended December 31, 2009, as compared to 2008. This decline reflects some of the same economic conditions that have affected our utility businesses, as well as a more competitive retail market for natural gas in Georgia.

Natural gas price volatility Natural gas commodity prices have a significant impact on our customer rates and on our long-term competitive position against other energy sources. Over the last two years, daily Henry Hub spot market prices for natural gas in the United States has been extremely volatile and ranged between a high of $13.58 per Mcf in July 2008 to a low of $2.51 per Mcf in September 2009. Our natural gas acquisition strategy is designed to secure sufficient supplies of natural gas to meet the needs of our utility customers and to hedge gas prices to effectively manage costs, reduce price volatility and maintain a competitive advantage. Although spot natural gas prices were as low as $2.51 per Mcf during 2009, the current forward price of natural gas continues to remain at much higher levels from $5.12 to $6.47 per Mcf over the next year. Our hedging strategies and physical natural gas supplies in storage enable us to reduce earnings risk exposure due to higher gas costs.

Capital market plan Our capital market plan over the next 12 to 18 months includes maintaining our total debt to total capitalization targets between 50% and 60%, the renewal of our $1 billion Credit Facility, the renewal of the letter of credit agreements which provide credit support for our variable-rate gas facility revenue bonds and refinancing of $300 million in 7.125% senior notes set to mature in January 2011.

Over the past two years a number of financial institutions have experienced significant financial distress, resulting in the write-down of assets and the need to raise additional capital. As a result, the cost of credit has increased overall for many companies as financial institutions have required higher returns to be compensated for their own rising costs of capital and additional market risk in an uncertain economy.

Due to these significant changes, we expect the terms of any renewed facilities or financing arrangements to be significantly different than those under our existing Credit Facility, which was put into place in 2006 when the overall cost of credit was much lower on a relative basis. ~~We cannot predict whether renewing our Credit Facility or refinancing the senior notes would result in favorable terms or interest rates.~~ Additionally, due to the significant changes in the credit markets, we have seen fewer lenders who are willing or have the ability to provide financing agreements with similar interest rates, duration and borrowing capacity as experienced in prior years. Specifically,we expect most lenders to offer credit commitments of a shorter~~that the costs of a renewed credit facility would increase and the~~ duration than ~~to be less than~~ the 5-year term under our existing Credit Facility. Credit providers also may seek to reduce the amount of borrowing capacity extended to us and other similarly rated utilities, and we expect those lenders to require higher upfront and ongoing facility fees than those charged under our existing facility. We have not yet determined the ultimate size of our anticipated new Credit Facility relative to the current $1 billion level~~whether we will seek to increase or decrease the size of the Credit Facility from its current $1 billion level~~.  However, these market conditions could result in the need for us to increase the number of financial institutions participating in our Credit Facility in order to provide a similar amount of financial commitment as we have under our existing Credit Facility. In addition, we cannot predict whether we will refinance the $300 million senior note that matures in January 2011 at favorable terms relative to the current interest rate of 7.125%. For more additional information on our Credit Facility and our capital market plan see “Liquidity and Capital Resources” under the caption “Cash Flow from Financing Activities” and “Short-term Debt”.

Item 9A. Controls and Procedures, page 83

Changes in Internal Control over Financial Reporting, page 83

2.
We note your statement that there were no changes in your internal control over financial reporting “identified in connection with the above-referenced evaluation by management of the effectiveness of [y]our internal control over financial reporting,” which occurred during the fourth quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In future filings, please do not qualify your statement that there were no changes to your internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Also, please confirm, if true, that without qualification there were no changes to your internal control over financial reporting that occurred during the fourth quarter ended December 31, 2009 that have materially affected, or are reasonably like to materially affect, your internal control over financial reporting.

Response:

We acknowledge your comment and, in future filings, the Company will not qualify our statement that there were no changes to our internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Company confirms, without qualification, that there were no changes to our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The proposed disclosures for future filings are indicated below with a strike out of the deleted text.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting ~~identified in connection with the above-referenced evaluation by management of the effectiveness of our internal control over financial reporting~~ that occurred during the fourth quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 10.10

3.
We note that you have incorporated by reference into your annual report as Exhibit 10.10 the Credit Agreement dated as of September 30, 2008, which was filed as Exhibit 10.1 to your current report on Form 8-K on October 1, 2008.  In the Table of Contents to that Credit Agreement, it appears that the agreement contains certain exhibits, Exhibits A through F, which you did not file with the Credit Agreement or elsewhere.  Please file an amended current report on Form 8-K that includes these exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.

Response:

We acknowledge your comment and, on May 26, 2010, we filed an amended current report on Form 8-K/A that included the following exhibits to the Credit Agreement that was originally filed as exhibit 10.1 to our Current Report on Form 8-K on October 1, 2008:

•	Exhibit A - Form of Guarantee Agreement

•	Exhibit B - Form of Compliance Certificate

•	Exhibit C - Form of Closing Certificate

•	Exhibit D - Form of Assignment and Acceptance

•	Exhibit E-1 - Form of Kilpatrick Stockton LLP legal opinion

•	Exhibit E-2 - Form of Woodburn and Wedge legal opinion

•	Exhibit F - Form of Exemption Certificate

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 36

4.
We note under the heading “Competitive Market Information” on page 37 that for 2009 you benchmarked components of base salary, target annual incentive awards, and long-term incentive opportunities for each named executive officer’s overall compensation against Towers, Perrin, Forster & Crosby, Inc.’s Energy Industry Services Compensation Database, which included 85 energy services companies, and a peer group of 13 comparably sized natural gas providers. Please provide for us, and confirm you will disclose in future filings, the components of the benchmarks you identified pursuant to Item 402(b)(2)(xiv) of Regulation S-K.  For guidance, please refer to Question 118.05 under the heading “Regulation S-K” in the Division of Corporation Finance’s Compliance and Disclose Interpretations (July 3, 2008).

Response:

The three benchmark components described on page 37 of the proxy statement – base salary, target annual incentive awards and long-term incentive opportunities – were the only components included in the benchmark evaluation for 2009.  We confirm that we will continue to disclose in future filings the components of any benchmarks identified pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Determining Executive Compensation, page 37

5.
Please clarify for us, and confirm you will disclose in future filings whether your chief executive officer met with representatives of Towers, Perrin, Forster & Crosby, Inc. regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any. Also please tell us, and confirm you will disclose in future filings, whether your compensation committee directly engaged Towers Perrin, whether Towers Perrin provided any additional services to you or your affiliates, and describe in greater detail the nature and scope of Towers Perrin’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:

For ease of reference, we address your comment in four parts below:

(i)  Our chief executive officer, Mr. John Somerhalder, did not meet independently with the Compensation and Management Development Committee’s (the “Committee”) consultant, Towers Perrin, regarding his compensation or the compensation of other named executive officers.  Mr. Somerhalder attends meetings of the Committee and was present at meetings when Towers Perrin provided competitive market data and alternatives to the Committee regarding the compensation of other named executive officers.  During those Committee meetings, Mr. Somerhalder engaged in discussions regarding the compensation of other named executive officers, but not those regarding his own compensation.  We do not believe that disclosure of our chief executive officer’s limited interaction with the Committee’s compensation consultant during Committee meetings is material to our shareholders’ understanding of our compensation policies and programs.

In 2009, our Human Resources staff, including our Senior Vice President of Human Resources, worked with Towers Perrin, at Towers Perrin’s request, in matters relating to executive and director compensation and in the preparation of material for Committee meetings.  We confirm that in future filings we will disclose the interaction that we deem material between management and the Committee’s compensation consultant, if any, in a manner similar to the descriptions set forth in the paragraph above.

(ii)  Our Committee directly engaged Towers Perrin as its independent compensation consultant and, in mid-2009, changed its consultant to F.W. Cook, which reports directly to the Committee.  We confirm that we will disclose in future filings the fact that F.W. Cook is directly engaged by the Committee.

(iii)  In 2009, Towers Perrin provided competitive market data and advised the Committee on peer group composition and current compensation programs.  More specifically, the Committee directed Towers Perrin to (a) attend meetings of the Committee, (b) conduct studies of competitive compensation practices, (c) develop alternatives related to compensation and compensation plans for consideration by the Committee related to executive management and non-employee directors, and (d) advise the Committee regarding emerging trends and issues in executive compensation.  We confirm that in future filings we will disclose the nature and scope of the assignment of, and the material elements of the instructions or directions given to, the Committee’s compensation consultant, in a manner similar to the description set forth above.

(iv)  In 2009, Towers Perrin provided actuarial services to the Company in relation to one of the Company’s qualified retirement plans.  Payment for such additional services did not exceed the $120,000 disclosure threshold under Item 407(e)(3)(iii) of Regulation S-K.  We confirm that in future filings we will disclose whether the Committee’s compensation consultant provided any additional services to the Company or its affiliates, to the extent that such disclosure is required under Item 407(e)(3)(iii) of Regulation S-K.

6.
We note that your compensation committee retained Frederic W. Cook & Co., Inc. in mid-2009 to assist the compensation committee in revising continuity agreements, updating your benchmarking practices, and designing the 2010 incentive programs.  Please tell us, and confirm you will disclose in future filings, whether F.W. Cook reviewed or provided any recommendations regarding the compensation of your named executive officers for the year ended December 31, 2009.  If so, please explain to us in greater detail, and confirm you will disclose in future filings, the nature and scope of the consultant’s assignment and a description of the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

Response:

In early 2010, representatives of F.W. Cook were present at meetings of the Committee in which the Committee reviewed and certified achievement of performance goals for fiscal year 2009 and approved the payout of annual and long-term performance awards relating to fiscal year 2009, but representatives of F.W. Cook did not otherwise review or provide recommendations regarding the compensation of our named executive officers for the year ended December 31, 2009.

The Committee has directed F.W. Cook to (i) attend meetings of the Committee, (ii) conduct studies of competitive compensation practices, (iii) develop alternatives related to compensation and compensation plans for consideration by the Committee related to executive management and non-employee directors, and (iv) advise the Committee regarding emerging trends and issues in executive compensation.  We confirm that in future filings we will disclose the nature and scope of the assignment of, and the material elements of the instructions or directions given to, the Committee’s compensation consultant, in a manner similar to the description set forth above.

2009 Executive Compensation, page 41

7.
You state that your executives’ base salary increases for 2009 were based on performance and, in some instances, to bring salaries to a more competitive level.  For each executive officer, please explain to us, and confirm you will disclose in future filings, the amount of base salary that was increased based on performance and the amount increased based on bringing the salary to a more competitive level.  Also, because you state that you increased your officers’ base salaries, in part, due to performance, it is unclear whether the officers’ base salaries are established or adjusted by obtaining certain objective financial results or whether each executive’s salary determination is completely subjective.  If certain financial results are quantified to establish or adjust base salaries, please specify these results for us and confirm you will disclose them in future filings.  See Item 402(b)(2)(v) of Regulation S-K.  If financial results are not quantified, please explain the “performance” of each executive officer that justified each salary increase in 2009.

Response:

In setting base salaries for 2009, the Committee considered the competitive market base pay levels for each named executive officer, as reflected in the compensation consultant’s benchmark data, its general assessment of the performance of our chief executive officer, and the performance assessments and recommendations for the other named executive officers presented to the Committee by our chief executive officer.  The performance assessments for base salary adjustments were subjective, non-formulaic and were not based upon objective financial results.  The Committee did not apportion any particular percentage of any salary increase to either performance or competitive pay levels, but considered them together, along with the recommendations of our chief executive officer.

As described on page 41 of the proxy statement, changes in total direct compensation (which includes base salary) were driven primarily by competitive market adjustments, particularly with respect to Mr. Linginfelter, whose base salary was considered to be significantly below competitive levels, due to an increase in his responsibilities.

In the future, if the Company apportions specific values for base salary adjustments to competitive levels and performance or adopts objective financial criteria to establish or adjust base salaries, we will include the required disclosures in our filings.

Annual Incentive Goals and Performance Outcomes, page 43

1.  Corporate Measure, page 43

8.
You state that your 2009 Plan EPS target for your corporate measure was $2.75 and your actual Plan EPS was $3.13, which resulted in a 2009 corporate payout of 200%.  In the last paragraph on page 39, you state that incentive awards may range from between 0% and 200% based on actual performance as compared to the target performance. Please explain to us, and confirm you will disclose in future filings, how you determined that the actual Plan EPS of $3.13 resulted in the maximum payout of 200%.  Also, please provide the threshold Plan EPS amount.

Response:

At the beginning of each year, the Committee approves the financial performance measures to be included in incentive plan designs.  These financial performance measures encompass a range of performance, including minimum, or threshold performance, and maximum performance.  The following chart shows the Plan EPS measures established and approved by the Committee for 2009.

Award Payout	0% (Threshold)	50%	100%	200% (Maximum)
Range for Plan EPS	$2.65	$2.70	$2.75	$2.95

Since our actual $3.13 Plan EPS result exceeded the $2.95 maximum performance measure, the resulting payout was at the maximum level (200%).  We confirm that in future filings we will describe how our corporate performance measures are determined.

2.  Business Unit Measures, page 45

9.
Please tell us, and confirm you will disclose in future filings, how you decided the O&M expense goal amounts you included in your table on page 47 for John W. Somerhalder II, Andrew W. Evans, Henry P. Linginfelter, and Paul R. Shlanta.

Response:

For 2009, Operations and Maintenance (“O&M”) expense goals were determined based upon the budgeted amount for each named executive officer’s respective area of primary responsibility.  Key performance indicators were set for each named executive officer, including a minimum, or threshold performance level, and a maximum performance level.  Each performance range was set in a qualitative, non-formulaic manner, based upon a combination of historical and expected performance.  Awards which fell between two performance levels were interpolated for actual results.  We confirm that in future filings we will explain how O&M expense goals are determined.

10.
You state that the “Other” column in the table on page 45 relates to each executive’s personal goals based upon his area of responsibility that include non-financial measures pertaining to key performance areas such as safety, customer service, and progress on strategic projects.  Please tell us, and confirm you will disclose in future filings, each officer’s personal goals, how you measured whether each officer achieved those goals for 2009, and how each officer’s achievement of his goals corresponded to his payout.

Response:

At the beginning of 2009, the Committee approved non-financial “other” objectives for Andrew W. Evans, Henry P. Linginfelter, and Paul R. Shlanta.  Each executive’s performance objectives are unique to his role within the Company.  Some of these objectives were quantifiable, and others were more subjective in nature, with no specific weights attributed to any objective in determining the corresponding payout.  The Committee determined each respective officer’s performance after reviewing an assessment of the executive’s performance against the “other” objectives as presented by our chief executive officer.  The percentages noted in the table on page 47 of the proxy statement represent the Committee’s determination of awards within an opportunity range of 0% to 200%.  Because these “other” objectives are evaluated in the aggregate and in a subjective manner, we do not believe that disclosure of each of the objectives is material to our shareholders’ understanding of our compensation policies and programs.  However, in light of the Staff’s comments, in future filings we will disclose the critical factors considered by the Committee in determining the payout in a manner similar to the description set forth in the following paragraph.

The following highlights each named executive officer’s personal goals for 2009:

Andrew W. Evans:
1.	Management of information technology and facility capital projects;
2.	Executing against various key financial department indicators;
3.	Management of audit process; and
4.	Renegotiation of agreement with, and purchase of an additional interest in SouthStar Energy Services, L.L.C.

Henry P. Linginfelter:
1.	Executing against key customer and safety indicators;
2.	Outcome of several internal initiatives including, the transition of the call center from a third-party off-shore provider to New Jersey, and the completion of the automated meter reader project;
3.	Management of several regulatory and legislative initiatives; and
4.	Preparation for and/or outcome of multiple rate cases.

Paul R. Shlanta:
1.	Outcome of Jefferson Island litigation;
2.	Resolution of the Federal Energy Regulatory Commission investigation of Sequent Energy Management;
3.	Completion of an enterprise risk management process; and
4.	Feasibility study of the use of captive and alternative risk strategies.

3.  Individual Measures, page 47

11.
We note that individual performance measures are subjective, but please provide for us, and confirm you will disclose in future filings, the “manner in which [each] executive accomplishe[d] his work during” 2009 that caused you to award the individual performance measures listed in the table on page 48.

Response:

Individual performance measures relate to whether an executive conducts themselves in a manner which is consistent with our corporate culture and values.  Our chief executive officer presents to the Committee individual performance assessments of the other named executive officers and recommends for approval the individual performance amount.  Our chief executive officer’s assessments and recommendations are based upon a general reflection about whether each executive’s behavior generally embodies, reflects and upholds the culture and values of the organization.  We confirm that in future filings we will disclose how the manner in which our named executive officers accomplish their work relates to payments for individual performance measures in a manner similar to the description set forth above.

Determination of Long-term Incentive Awards, page 49

12.
You state that the long-term incentive grants in 2009 were selected based on the impact each type of award has on shareholder value creation, executive motivation and retention, comparative practice, and balancing the cost of equity awards and the projected impact on shareholder dilution.  Based on these and any other material factors, please explain to us, and confirm you will disclose in future filings, why you decided it was appropriate to award the specific amounts of long-term incentive grants to each executive officer in 2009.

Response:

The specific aggregate value of long-term incentive opportunity for each named executive officer initially was based upon the Committee’s consideration of Towers Perrin’s presentation of market data and alternatives based thereon.  The total value determined for each named executive officer was then allocated among the three forms of awards, using the 20/40/40 mix described on page 49 of the proxy statement.  As further described on page 49 of the proxy statement, based upon then-current market conditions, which caused our stock price to dip from previous price levels, the Committee determined that all 2009 equity grant levels be constrained by a run rate not to exceed 0.60% of common shares outstanding.  As equity-based grants, the stock options and restricted stock units were reduced to ensure that all grants, in the aggregate, were within the desired run rate.  We confirm that in future filings we will disclose the material factors used to determine the specific amounts of long-term incentive grants to each named executive officer.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me at (404) 584-3400.

Sincerely,

/s/ Bryan E. Seas

Bryan E. Seas
Senior Vice President, Chief Accounting Officer and Controller

cc:       John W. Somerhalder II
    Chairman, President and Chief Executive Officer